Exhibit 99.2

RECENT DEVELOPMENTS

Litigation and arbitration proceedings

On August 4 and  August 5, 2010 respectively, Bouygues Telecom and the European Commission lodged appeals before the European Court of Justice against the decision of the General Court of the European Union dated  May 21, 2010. In its May 21, 2010 decision, the General Court held that the public statement by the French State on  December 4, 2002, in which the French State discussed a proposal for a shareholder loan it was considering making to France Telecom, and other statements of a similar supportive nature, did not commit any State resources and cannot be classified as State aid.  The General Court therefore annulled the 2004 decision of the European Commission finding such statements to constitute State aid although the value thereof could not be determined.

On  August 5, 2010, Completel, a parent company of Numericable and an Internet provider specializing in wholesale and enterprise broadband markets, brought an action against France Telecom before the Paris Commercial Court claiming compensation for alleged damages suffered as a consequence of France Telecom's practices on the broadband access market between March 2001 and October 2002. Completel claims 490 million in damages. France Telecom's practices in the broadband access market during this period were condemned by the European Commission in a 2003 decision and also by the French Competition Authority. These decisions have served as a basis for several legal actions from competitors, including a currently pending action by Numericable which values its own prejudice at a minimum of 157 million euros. France Telecom believes that Completel suffered no loss and that its claims are unfounded.

On September 3, 2010, a decision was issued by the arbitration tribunal in Vienna regarding the dispute between the Danish Polish Telecommunications Group (“DPTG”) and TP S.A. As a result of this decision, which covers an initial period from February 1994 to June 2004, the total amount due to DPTG is around EUR 396 million, including interest. TP S.A. is examining its options with regards to taking further legal action to counter this decision. The second phase of the proceedings will examine the period from July 2004 to January 2009, unless the parties come to a negotiated settlement. TP S.A. will communicate as soon as possible on any further steps that will be taken concerning this issue, in particular with regards to the execution of the decision. The amount arising from the tribunal's decision exceeds by approximately EUR 120 million the provision made by France Telecom in its accounts relative to these proceedings. In addition, France Telecom will, based on the tribunal's decision, evaluate the risk relating to the second phase of the proceedings. France Telecom will adjust its provision accordingly as of September 30, 2010.

Significant change in the issuer's financial or trading position

Financings

On September 7, 2010, France Telecom furnished on Form 6-K a press release announcing that it is exercising its option to redeem its US Dollar 7.75% Notes Due 2011 (the “2011 Notes”) in whole.  As of September 7, 2010, the outstanding nominal amount of the 2011 Notes is $3,374,170,000.